CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, refer to (a) the news release (the “News Release”) of First Majestic Silver Corp. (the “Company”) dated September 13, 2011 relating to the Company’s La Parrilla Silver Mine; (b) the material change report (the “Material Change Report”) of the Company dated September 13, 2011 relating to the disclosure in the News Release; and (c) the technical report titled “Technical Report for the La Parrilla Silver Mine, State of Durango, México” dated September 8, 2011 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, I do hereby consent to the public filing of the Technical Report and to the written disclosure in the News Release and the Material Change Report derived from the Technical Report.

I certify that I have read the News Release and the Material Change Report and that the disclosure in the News Release and the Material Change Report fairly and accurately represents the information contained in the Technical Report that supports such disclosure.

Dated this 12th day of September 2011.

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person